Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	Global Preferred Holdings, Inc.
Subject Company:	Global Preferred Holdings, Inc.
Exchange Act File Number of Subject Company:	000-23637

[THE FOLLOWING IS THE TEXT OF TWO PAGES FROM THE WEBSITE OF GLOBAL PREFERRED HOLDINGS,
INC. REGARDING THE FORM F-4 REGISTRATION STATEMENT/PROXY STATEMENT FILED BY AEGON N.V.
WITH RESPECT TO THE PROPOSED TRANSACTION BETWEEN GLOBAL PREFERRED HOLDINGS AND
AEGON, POSTED ON MARCH 8, 2005]

Redefining Reinsurance, Redefining Relationships
— this is our core business strategy.

Redefining the traditional reinsurance model, Global Preferred offers a collaborative value-added solution that benefits independent marketing organizations, life insurers, and consumers.

With our dynamic business model, we have achieved significant visibility by offering creative profit sharing solutions for independent marketing organizations and life insurers across the United States. Global Preferred differentiates itself from others in the industry as an advocate of producer groups — and our business strategy is gaining momentum and recognition in the marketplace. Through our family of companies, we provide the platform to deliver actuarial and management services to businesses engaged in life insurance distribution activities.

We are Redefining Reinsurance, Redefining Relationships.

What’s New

Stockholder Communications: Third Quarter 2004 Report
Earnings Release: November 15, 2004
Press Release, February 23, 2005
SEC Filing: F-4/Proxy Statement by Aegon USA

Check back soon for a date for the 2005 Global
Preferred Holdings Annual Meeting

SEC filings

Form 10-K

Copies of the Form 10-K, as filed with the Securities and Exchange Commission are available without cost to our stockholders by request to:

Investor Relations
Global Preferred Holdings, Inc.
6455 E. Johns Crossing
Suite 402
Duluth, GA 30097

Or, please click the SEC logo below to access the Edgar database on the Securities and Exchange Commission website for filings (including 1934 Act and Section 16 filings) by Global Preferred Holdings.

If you would like to access the Section 16, Form 4 filings by Global Preferred Holdings only, please click here.

Click Here to read the Form F-4 Registration Statement/Proxy Statement filed by Aegon, N.V. regarding the proposed transaction between Global Preferred Holdings and Aegon.